Exhibit 99.1

Yiren Digital Reports Fourth Quarter and Fiscal Year 2025 Financial Results

BEIJING, March 19, 2026 /PRNewswire/ -- Yiren Digital Ltd. (NYSE: YRD) (“Yiren Digital” or the “Company”), a leading fintech company specializing in digital consumer lending, insurance and financial technology innovation across China and global markets, today announced its unaudited financial results for the fourth quarter and 2025 fiscal year ended December 31, 2025.

Fourth Quarter and Fiscal Year 2025 Operational Highlights

Credit Solution Business (formerly known as Financial Services Business)

●	Total loans facilitated in the fourth quarter of 2025 was RMB12.0 billion (US$1.7 billion), representing a decrease of 40% compared to RMB20.2 billion in the third quarter of 2025 and a decrease of 22% compared to RMB15.4 billion in the same period of 2024. Total loans facilitated for the 2025 full year reached RMB67.8 billion (US$9.7 billion), representing an increase of 26% from RMB53.6 billion in 2024.

●	Number of borrowers served in the fourth quarter of 2025 was 742,444, representing a decrease of 44% compared to 1,335,978 in the third quarter of 2025 and a decrease of 52% compared to 1,560,789 in the same period of 2024. The decrease was due to the strategic tightening of the credit policy amid ongoing industry-wide fluctuations in credit risk.

•	Repeat borrowers’ loan amount[1] accounted for 77% of the total volume of loans facilitated in the fourth quarter of 2025, in line with the third quarter of 2025. Repeat borrowers’ loan amount percentage was 76% for the 2025 full year, compared to 59% in 2024.

●	Cumulative number of borrowers served reached 14,295,499 as of December 31, 2025, representing an increase of 2% from 14,006,873 as of September 30, 2025, and an increase of 16% compared to 12,350,400 as of December 31, 2024.

●	Outstanding balance of performing loans facilitated was RMB28.6 billion (US$4.1 billion) as of December 31, 2025, representing a decrease of 17% from RMB34.2 billion as of September 30, 2025, and an increase of 15% compared to RMB24.8 billion as of December 31, 2024.

[1]	“Repeat borrowers’ loan amount” refers to the proportion of total loan facilitation and origination volume through Yixianghua platform in a given period that is generated by borrowers who have previously completed at least one successful drawdown during that period.

Insurance Brokerage Business

●	Gross written premiums in the fourth quarter of 2025 were RMB860.1 million (US$123.0 million), representing a decrease of 25% from RMB1,148.0 million in the third quarter of 2025 and a decrease of 22% compared to RMB1,100.3 million in the same period of 2024. The decline was primarily due to reduced gross written premiums from broker channels, partially offset by the continued strong growth of the internet insurance distribution business.

●	Cumulative number of insurance clients was 2,035,550 as of December 31, 2025, representing an increase of 10% from 1,853,435 as of September 30, 2025, and an increase of 33% from 1,532,119 as of December 31, 2024.

●	Number of new insurance policies in the fourth quarter of 2025 was 824,225, representing a 16% increase from 710,079 in the third quarter of 2025, and a 68% increase from 490,409 in the same period of 2024. This was primarily driven by the rapid expansion of internet distribution channels throughout 2025.

“Our early efforts to strengthen credit standards and proactively build financial buffers ahead of the industry downturn have allowed us to navigate a challenging market environment while maintaining stable operations,” said Mr. Ning Tang, Chairman and Chief Executive Officer of Yiren Digital. “The AI-driven risk management system we built over the past two years is delivering measurable results, sharpening our credit decision-making capabilities and reinforcing our operational resilience in China’s evolving credit market. These same AI capabilities are enabling us to scale our internet insurance distribution business, which sustained strong growth momentum in 2025 and meaningfully expanded our addressable market. Our strategic focus in 2026 is to deepen our AI-driven operating model and accelerate the transformation of our two core business segments into purpose-built frameworks that serve institutional and individual clients and generate more commercial opportunities from the AI technologies we have developed over the past few years.”

“Fiscal 2025 was a period of elevated credit risk across the consumer lending industry, and we met this environment with disciplined risk management and proactive balance sheet stewardship. We tightened our credit policy early and accumulated cash reserves to ensure we navigated the cycle with excess financial strength. Our internet insurance distribution business delivered strong momentum throughout the year, emerging as a meaningful contributor to revenue diversification and a proof point of our ability to scale new business lines,” Mr. William Hui, Chief Financial Officer of Yiren Digital, commented.

Fourth Quarter 2025 Financial Results

Total net revenue in the fourth quarter of 2025 was RMB957.6 million (US$136.9 million), representing a decrease of 34% from RMB1,452.2 million in the fourth quarter of 2024.

Within this, revenue from credit solution business was RMB832.7 million (US$119.1 million), representing a decrease of 21% from RMB1,047.8 million in the same period of 2024. The decrease was mainly attributed to a decline in service fee rate under the new regulatory framework and a proactive, strategic scale-back on the loan facilitation volume of credit solution business amid heightened market risks. Revenue from credit solution business accounted for 87% of total net revenue in the fourth quarter.

Revenue from insurance brokerage business was RMB83.8 million (US$12.0 million) in the fourth quarter of 2025, representing a decrease of 21% from RMB106.4 million in the fourth quarter of 2024 due to structural compression in service fee rate in recent years. The internet distribution sub-segment has demonstrated strong growth momentum since mid-2025 and its contribution to total brokerage revenue is increasing significantly in the fourth quarter of 2025 to 22%.

Revenue from other business was RMB41.1 million (US$5.9 million), compared with RMB298.0 million in the same period of 2024. The decrease was mainly attributable to the continued decline in sales through the e-commerce business.

Sales and marketing expenses in the fourth quarter of 2025 were RMB206.1 million (US$29.5 million), a decrease of 31% compared to RMB298.5 million in the same period of 2024. This change was mainly attributable to a scale-down in facilitated loan volume in the fourth quarter of 2025, and a higher contribution from repeat borrowers through Yixianghua platform, which increased to 77%, compared with 65% in the same period last year, and a decrease in new customer acquisition costs as the result of AI-assisted precision marketing.

Origination, servicing and other operating costs in the fourth quarter of 2025 were RMB250.9 million (US$35.9 million), representing a 27% increase from RMB197.2 million in the same period of 2024. The increase reflects a strategic decision to raise asset recovery commissions to incentivize stronger recovery performance amid a challenging credit environment. These incremental recovery costs were partially offset by meaningful savings from the accelerated deployment of AI agents and automation across the collection and customer service workflows, as well as disciplined cost management across broader operations.

Research and development expenses in the fourth quarter of 2025 were RMB121.4 million (US$17.4 million), a decrease of 26% compared to RMB164.7 million in the same period of 2024, and an increase of 33% from RMB91.5 million in the third quarter of 2025. The year-over-year decrease in R&D expenses was mainly due to a high base resulting from a one-off development expense in the AI credit system in the second half of 2024. With that build largely complete, the deeper integration of AI automation tools across the credit analytic workflows in 2025 delivered measurable efficiency gains and a more optimized cost structure. R&D expenses increased in the fourth quarter compared to the third quarter due to increased investment in senior AI R&D talent to support the execution of the 2026 AI roadmap.

General and administrative expenses in the fourth quarter of 2025 were RMB44.3 million (US$6.3 million), representing a modest increase of 5%, compared to RMB42.2 million in the same period of 2024 and a decrease of 58% from RMB104.4 million in the third quarter of 2025. As Yiren Digital continues to invest in talent and implement organizational restructuring to strengthen its operational capabilities, these expenses may have some seasonal fluctuation.

Allowance for contract assets, receivables and others in the fourth quarter of 2025 was RMB295.8 million (US$42.3 million), compared to RMB203.1 million in the same period of 2024. The increase was driven by higher receivables from guarantee services and financing services, fueled by rising expected loss rates amid an industry-level higher risk profile of assets.

Provision for contingent liabilities in the fourth quarter of 2025 was RMB1,110.1 million (US$158.7 million), compared to RMB250.7 million in the same period of 2024. The increase was primarily driven by the overall growth in loan volume originated under the risk-taking model 2, coupled with a higher-risk asset profile.

Fair value adjustments gain/(loss) in the fourth quarter of 2025 was a loss of RMB84.9 million (US$12.1 million), compared to a gain of RMB16.9 million in the same period of 2024, and a gain of RMB161.3 million in the third quarter of 2025. The decrease primarily resulted from fair value changes in crypto assets, reflecting the overall decline in digital asset prices during the fourth quarter of 2025.

Income tax benefit in the fourth quarter of 2025 was RMB245.3 million (US$35.1 million).

Net loss for the fourth quarter of 2025 was RMB882.2 million (US$126.1 million), compared to a net income of RMB331.4 million in the same period in 2024. The loss primarily resulted from substantial upfront provisions recognized in the quarter for risk-taking model assets in the credit solution business — required by accounting standards for the expanding loan volume under the risk-taking model — along with a higher-risk asset profile and lower fee rates in the loan facilitation business under the new regulations. The short-term impact of accounting standards on earnings should normalize as the risk-taking loan balance stabilizes.

Adjusted EBITDA3 (non-GAAP) in the fourth quarter of 2025 was a loss of RMB1,022.8 million (US$146.3 million), compared to a gain of RMB319.5 million in the same period of 2024 and a gain of RMB236.8 million in the third quarter of 2025.

Basic and diluted loss per ADS in the fourth quarter of 2025 were RMB10.1230 (US$1.4476) and RMB10.0650 (US$1.4392), respectively, compared to basic and diluted income per ADS of RMB3.8378 and RMB3.8156, respectively, in the same period of 2024.

Net cash used in operating activities in the fourth quarter of 2025 was RMB197.6 million (US$28.3 million), compared to RMB373.0 million generated from operating activities in the same period of 2024.

Net cash provided by investing activities in the fourth quarter of 2025 was RMB50.8 million (US$7.3 million), compared to RMB32.9 million used in investing activities in the same period of 2024.

[2]	“The risk-taking model” refers to the framework in which Yiren Digital assumes the credit risk for the loans facilitated on its platform.

[3]	“Adjusted EBITDA” is a non-GAAP financial measure. For more information on this non-GAAP financial measure, please see the section of “Operating Highlights and Reconciliations of GAAP to Non-GAAP Measures” and the table captioned “Reconciliations of Adjusted EBITDA” set forth at the end of this press release.

Net cash used in financing activities in the fourth quarter of 2025 was RMB234.1 million (US$33.5 million), compared to RMB114.3 million in the same period of 2024.

As of December 31, 2025, cash and cash equivalents were RMB3,348.1 million (US$478.8 million), compared to RMB3,841.3 million as of December 31, 2024. As of December 31, 2025, the balance of financial investments was RMB483.7 million (US$69.2 million), compared to RMB437.2 million as of December 31, 2024.

Delinquency rates4. As of December 31, 2025, the delinquency rates for loans that are past due for 1-30 days, 31-60 days and 61-90 days were 3.4%, 3.0% and 2.8%, respectively, compared to 2.7%, 1.7% and 1.4%, respectively, as of September 30, 2025.

Fiscal Year 2025 Financial Results

Total net revenue in 2025 was RMB5,719.2 million (US$817.8 million), representing a decrease of 1% from RMB5,805.9 million in 2024.

By segment, revenue from credit solution business was RMB5,040.0 million (US$720.7 million), representing an increase of 45% from RMB3,473.1 million in 2024. The increase was primarily attributable to increased guarantee services revenue from overall growth in loan volume originated under the risk-taking model in 2025, as well as to increased revenue from marketing services and technical support services.

Revenue from insurance brokerage business was RMB297.6 million (US$42.6 million) in 2025, representing a decrease of 27% from RMB408.4 million in 2024. The decline reflects structural compression in brokerage commission rates and tightened market conditions under enhanced regulatory oversight in recent years. However, the internet distribution channel has demonstrated strong growth momentum in 2025 and accounted for 14% of revenue in this segment for the whole year result.

Revenue from other business was RMB381.6 million (US$54.6 million), compared with the revenue of RMB1,924.4 million in 2024. The decrease was mainly attributable to a continued decline in sales from the e-commerce business.

[4]	“Delinquency rates” refers to the outstanding principal balance of loans that were 1-30 days, 31-60 days and 61-90 days past due as a percentage of the total performing outstanding principal balance of loans as of a specific date. Loans originating outside mainland China are not included in the calculation. We define a performing loan as one that is being repaid according to the agreed terms and has not become delinquent for more than 90 days.

Sales and marketing expenses in 2025 were RMB1,159.9 million (US$165.9 million), a 3% decrease compared to RMB1,196.4 million in 2024, while total loan facilitation increased by 26% in 2025, reflecting improved customer acquisition efficiency. The decline in sales and marketing expenses was mainly attributable to a higher contribution from repeat borrowers through the Yixianghua platform, which increased to 76% in 2025, compared with 59% in 2024. The increasing application of Artificial Intelligence Generated Content (“AIGC”) and AI agents in tele-sales also contributed to the decrease in this expense.

Origination, servicing and other operating costs in 2025 were RMB786.4 million (US$112.5 million), representing an 11% decrease from RMB883.0 million in 2024. This decrease was primarily driven by cost savings from decreased insurance brokerage business along with the broader use of AI agents to automate customer service, and enhanced cost discipline in overall operations.

Research and development expenses in 2025 were RMB406.6 million (US$58.1 million), representing a decrease of 1% compared to RMB411.9 million in 2024. R&D expenses were well-balanced in 2025 as the AI credit system completed a major upgrade at the end of 2024, which created cost savings, offset by an increase in AI talent for future AI initiatives.

General and administrative expenses in 2025 were RMB323.4 million (US$46.2 million), representing an increase of 18% compared to RMB274.7 million in 2024, primarily driven by the continuous investment in professionals and specialized talent to support business diversification and strengthen risk management, alongside organizational restructuring initiatives.

Allowance for contract assets, receivables and others in 2025 was RMB892.7 million (US$127.6 million), compared to RMB523.6 million in 2024. The increase was driven by increased loan facilitation volume in 2025 compared to the prior year, which resulted in higher receivables and a corresponding increase in the allowance.

Provision for contingent liabilities in 2025 was RMB2,366.3 million (US$338.4 million), compared to RMB869.3 million in 2024. The increase was primarily driven by the overall growth in loan volume originated under the risk-taking model in 2025, coupled with a higher-risk asset profile.

Fair value adjustments gain in 2025 was RMB46.1 million (US$6.6 million) compared to RMB107.5 million in 2024. The decrease was mainly attributable to fair value changes in crypto assets, reflecting weaker digital asset prices in the fourth quarter of 2025.

Income tax benefit in 2025 was RMB99.0 million (US$14.2 million), compared to an income tax expense of RMB279.2 million in 2024.

Net income in 2025 was RMB40.5 million (US$5.8 million), compared to RMB1,582.3 million in 2024. The decrease primarily resulted from increasing allowance of contract assets and receivables due to more loan facilitation volume during the period, plus substantial upfront provisions recognized for the risk-taking model assets in the fourth quarter of 2025 required by accounting standards, along with a higher-risk asset profile and lower fee rates in the loan facilitation business under new regulations. The short-term impact of accounting standards on earnings should normalize as the risk-taking loan balance stabilizes.

Adjusted EBITDA (non-GAAP) in 2025 was a loss of RMB109.6 million (US$15.7 million), compared to a gain of RMB1,776.2 million in 2024.

Basic and diluted income per ADS in 2025 were RMB0.4670 (US$0.0668) and RMB0.4640 (US$0.0664), respectively, compared to RMB18.2654 and RMB18.1132, respectively, in 2024.

Net cash generated from operating activities in 2025 was RMB686.7 million (US$98.2 million), compared to RMB1,424.1 million in 2024.

Net cash used in investing activities in 2025 was RMB1,554.6 million (US$222.3 million), compared to RMB3,113.1 million in 2024.

Net cash provided by financing activities in 2025 was RMB662.6 million (US$94.8 million), compared to RMB277.2 million used in financing activities in 2024.

Dividend Policy

Under the Company’s semi-annual dividend policy, the Board has determined to temporarily suspend the Company’s cash dividend for the second half of 2025. This decision reflects the Company’s current capital priorities, including maintaining appropriate reserves to support potential credit fluctuations in its lending business and funding investments in technology development. The Board periodically reviews the Company’s capital requirements, financial condition and results of operations when considering future dividend declarations.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses several non-GAAP financial measures, such as adjusted EBITDA and adjusted EBITDA margin as supplemental measures to review and assess operating performance. We believe these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The non-GAAP financial measures have limitations as analytical tools. Other companies, including peer companies in the industry, may calculate these non-GAAP measures differently, which may reduce their usefulness as a comparative measure. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. See “Operating Highlights and Reconciliation of GAAP to Non-GAAP measures” at the end of this press release.

Currency Conversion

This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.9931 to US$1.00, the effective noon buying rate on December 31, 2025, as set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call

Yiren Digital’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on March 19, 2026 (or 8:00 p.m. Beijing/Hong Kong Time on March 19, 2026).

Participants who wish to join the call should register online in advance of the conference at:

https://dpregister.com/sreg/10207200/1036f9b7260.

Once registration is completed, participants will receive the dial-in details for the conference call.

Additionally, a live and archived webcast of the conference call will be available at:

https://ir.yiren.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yiren Digital’s control. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yiren Digital’s ability to attract and retain borrowers and investors on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the peer-to-peer lending service industry in China, general economic conditions in China, and Yiren Digital’s ability to meet the standards necessary to maintain the listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yiren Digital’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yiren Digital does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Yiren Digital

Yiren Digital Ltd. is a leading fintech company specializing in digital consumer lending, insurance, and financial technology innovation across China and global markets. The Company leverages advanced artificial intelligence and emerging technologies to enhance customer experience, optimize capital efficiency, and expand financial inclusion. With the successful filing of the in-house developed Large Language Model Zhiyu, the substantial upgrade of its Magicube Agent platform, Yiren Digital is establishing a new growth engine to position itself as an AI-powered next-generation fintech leader. For more information, please visit https://ir.yiren.com.

For further information:

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SOURCE Yiren Digital

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except for share, per share and per ADS data, and percentages)

	For the Three Months Ended				For the Year Ended
	December 31, 2024	September 30, 2025	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net revenue:
Loan facilitation services	748,663	611,859	5,734	820	2,721,389	2,234,571	319,539
Post-origination services	1,474	2,617	(7,569)	(1,082)	5,957	7,255	1,038
Guarantee services	206,766	458,363	612,283	87,555	429,299	1,705,985	243,953
Financing services	31,551	67,850	67,541	9,658	93,239	243,099	34,763
Insurance brokerage services	106,387	84,228	83,768	11,979	408,369	297,593	42,555
Electronic commerce services	292,678	32,555	14,405	2,060	1,865,621	324,996	46,474
Network and marketing services*	61,804	222,032	151,619	21,681	241,114	636,277	90,986
Technology services*	1,470	70,646	26,555	3,797	33,570	256,323	36,654
Others*	1,400	4,814	3,294	471	7,343	13,121	1,876
Total net revenue	1,452,193	1,554,964	957,630	136,939	5,805,901	5,719,220	817,838
Operating costs and expenses:
Sales and marketing	298,458	331,758	206,058	29,466	1,196,429	1,159,934	165,868
Origination,servicing and other operating costs	197,232	149,911	250,878	35,875	882,957	786,386	112,452
Research and development	164,703	91,514	121,406	17,361	411,876	406,567	58,138
General and administrative	42,232	104,420	44,250	6,328	274,673	323,369	46,241
Allowance for contract assets, receivables and others	203,090	229,355	295,798	42,298	523,622	892,656	127,648
Provision for contingent liabilities	250,691	459,783	1,110,124	158,746	869,280	2,366,344	338,383
Total operating costs and expenses	1,156,406	1,366,741	2,028,514	290,074	4,158,837	5,935,256	848,730
Other income/(loss):
Investment income	7,356	3,791	1,047	150	19,168	9,055	1,295
Interest income	23,863	19,704	14,473	2,070	86,309	78,764	11,263
Fair value adjustments gain/(loss)	16,935	161,328	(84,917)	(12,143)	107,532	46,053	6,585
Others, net	(1,353)	644	12,821	1,833	1,848	28,223	4,036
Total other income/(loss)	46,801	185,467	(56,576)	(8,090)	214,857	162,095	23,179
Income/(loss) before provision for income taxes	342,588	373,690	(1,127,460)	(161,225)	1,861,921	(53,941)	(7,713)
Share of results of equity investees	(440)	-	-	-	(440)	(4,560)	(652)
Income tax expense/(benefit)	10,702	56,053	(245,303)	(35,078)	279,182	(99,027)	(14,160)
Net income/(loss)	331,446	317,637	(882,157)	(126,147)	1,582,299	40,526	5,795

Weighted average number of ordinary shares outstanding, basic	172,723,644	174,179,898	174,286,897	174,286,897	173,256,348	173,575,410	173,575,410
Basic income/(loss) per share	1.9189	1.8236	(5.0615)	(0.7238)	9.1327	0.2335	0.0334
Basic income/(loss) per ADS	3.8378	3.6472	(10.1230)	(1.4476)	18.2654	0.4670	0.0668

Weighted average number of ordinary shares outstanding, diluted	173,727,886	175,153,288	175,292,459	175,292,459	174,711,569	174,684,691	174,684,691
Diluted income/(loss) per share	1.9078	1.8135	(5.0325)	(0.7196)	9.0566	0.2320	0.0332
Diluted income/(loss) per ADS	3.8156	3.6270	(10.0650)	(1.4392)	18.1132	0.4640	0.0664

Unaudited Condensed Consolidated Cash Flow Data
Net cash generated from/(used in) operating activities	373,038	(5,484)	(197,645)	(28,263)	1,424,082	686,745	98,203
Net cash (used in)/provided by investing activities	(32,948)	(707,599)	50,800	7,264	(3,113,115)	(1,554,589)	(222,303)
Net cash (used in)/provided by financing activities	(114,341)	529,732	(234,140)	(33,482)	(277,226)	662,604	94,751
Effect of foreign exchange rate changes	15,020	(10,449)	(7,989)	(1,142)	9,212	(25,483)	(3,644)
Net increase/(decrease) in cash, cash equivalents and restricted cash	240,769	(193,800)	(388,974)	(55,623)	(1,957,047)	(230,723)	(32,993)
Cash, cash equivalents and restricted cash, beginning of period	3,860,788	4,453,608	4,259,808	609,145	6,058,604	4,101,557	586,515
Cash, cash equivalents and restricted cash, end of period	4,101,557	4,259,808	3,870,834	553,522	4,101,557	3,870,834	553,522

*	Given the Company’s diversified revenue streams, Network and marketing services and Technology services are now separately presented from Other revenue, with the remaining balance classified as Others. Comparative figures for the prior period have been restated.

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	As of
	December 31, 2024	September 30, 2025	December 31, 2025	December 31, 2025
	RMB	RMB	RMB	USD

Cash and cash equivalents	3,841,284	3,864,891	3,348,126	478,776
Restricted cash	260,273	394,917	522,708	74,746
Accounts receivable	566,541	796,551	753,463	107,744
Guarantee receivable	474,132	715,996	832,905	119,104
Contract assets, net	1,008,920	1,227,236	619,291	88,557
Contract cost	294	6,936	4,287	613
Prepaid expenses and other assets	2,361,585	2,672,111	1,848,697	264,360
Loans at fair value	421,922	473,570	342,895	49,033
Financing receivables	17,515	1,061,080	909,182	130,011
Amounts due from related parties	3,387,952	3,101,835	2,974,080	425,288
Financial investments	437,203	498,766	483,700	69,168
Equity investments	9,239	4,633	11,528	1,649
Property, equipment and software, net	78,678	84,867	50,403	7,208
Crypto assets	-	333,530	391,267	55,950
Deferred tax assets	77,463	173,182	325,094	46,488
Right-of-use assets	39,695	40,257	37,329	5,338
Total assets	12,982,696	15,450,358	13,454,955	1,924,033
Accounts payable	43,167	50,401	79,630	11,387
Amounts due to related parties	129,629	51,826	44,179	6,317
Guarantee liabilities-stand ready	606,886	929,970	989,701	141,525
Guarantee liabilities-contingent	578,797	874,717	1,300,097	185,911
Deferred revenue	9,479	335	227	33
Payable to investors at fair value	368,022	1,392,631	1,294,792	185,153
Accrued expenses and other liabilities	1,622,050	1,656,601	404,680	57,869
Deferred tax liabilities	41,471	108,404	30,619	4,379
Lease liabilities	40,765	42,596	39,758	5,685
Total liabilities	3,440,266	5,107,481	4,183,683	598,259
Ordinary shares	132	133	133	19
Additional paid-in capital	5,198,457	5,229,667	5,239,550	749,246
Treasury stock	(170,463)	(170,686)	(170,686)	(24,408)
Accumulated other comprehensive income	79,268	70,603	10,722	1,533
Retained earnings	4,435,036	5,213,160	4,191,553	599,384
Total equity	9,542,430	10,342,877	9,271,272	1,325,774
Total liabilities and equity	12,982,696	15,450,358	13,454,955	1,924,033

Operating Highlights and Reconciliation of GAAP to Non-GAAP Measures

(in thousands, except for number of borrowers, number of insurance clients, cumulative number of insurance clients and percentages)

	For the Three Months Ended				For the Year Ended
	December 31, 2024	September 30, 2025	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	RMB	USD	RMB	RMB	USD
Operating Highlights
Amount of loans facilitated	15,352,533	20,166,545	12,038,386	1,721,466	53,591,593	67,790,653	9,693,935
Number of borrowers	1,560,789	1,335,978	742,444	742,444	4,187,502	3,513,192	3,513,192
Remaining principal of performing loans	24,755,199	34,235,130	28,574,962	4,086,165	24,755,199	28,574,962	4,086,165
Cumulative number of insurance clients	1,532,119	1,853,435	2,035,550	2,035,550	1,532,119	2,035,550	2,035,550
Number of insurance clients	83,786	229,353	267,730	267,730	296,842	589,756	589,756
Gross written premiums	1,100,262	1,147,966	860,106	122,994	4,424,889	3,659,950	523,366
First year premium	475,285	443,189	469,498	67,138	2,078,190	1,765,537	252,469
Renewal premium	624,977	704,777	390,608	55,856	2,346,699	1,894,413	270,897

Segment Information

Credit solution business:
Revenue	1,047,768	1,423,231	832,728	119,078	3,473,109	5,040,026	720,714
Sales and marketing expenses	290,253	322,184	156,400	22,365	1,102,737	1,071,892	153,279
Origination, servicing and other operating costs	123,585	87,322	182,160	26,049	442,312	515,722	73,747
Allowance for contract assets, receivables and others	200,755	226,267	296,962	42,465	519,895	891,601	127,497
Provision for contingent liabilities	250,691	459,783	1,110,124	158,746	869,280	2,366,344	338,383

Insurance brokerage business:
Revenue	106,387	84,228	83,768	11,979	408,369	297,593	42,555
Sales and marketing expenses	2,333	2,077	1,639	234	13,706	9,242	1,321
Origination, servicing and other operating costs	69,518	61,142	65,651	9,388	407,225	260,916	37,311
Allowance for contract assets, receivables and others	241	677	(1,242)	(178)	(663)	(579)	(83)

Others:
Revenue	298,038	47,505	41,134	5,882	1,924,423	381,601	54,569
Sales and marketing expenses	5,872	7,497	48,019	6,867	79,986	78,800	11,268
Origination, servicing and other operating costs	4,129	1,447	3,067	438	33,420	9,748	1,394
Allowance for contract assets, receivables and others	(756)	34	(1)	-	908	(1,916)	(274)

Reconciliation of Adjusted EBITDA
Net income/(loss)	331,446	317,637	(882,157)	(126,147)	1,582,299	40,526	5,795
Interest income and investment income, net	(31,219)	(23,495)	(15,520)	(2,220)	(105,477)	(87,819)	(12,558)
Income tax expense/(benefit)	10,702	56,053	(245,303)	(35,078)	279,182	(99,027)	(14,160)
Depreciation and amortization	2,574	3,252	4,758	681	8,893	12,950	1,852
Share-based compensation	350	14,439	6,662	953	16,928	30,220	4,321
Fair value adjustments related to crypto assets and financial investment	5,663	(131,101)	108,777	15,555	(5,623)	(6,479)	(927)
Adjusted EBITDA	319,516	236,785	(1,022,783)	(146,256)	1,776,202	(109,629)	(15,677)
Adjusted EBITDA margin	22.0%	15.2%	-106.8%	-106.8%	30.6%	-1.9%	-1.9%

Delinquency Rates

	1-30 days	31-60 days	61-90 days

December 31, 2022	1.7%	1.2%	1.1%
December 31, 2023	2.0%	1.4%	1.2%
December 31, 2024	1.6%	1.2%	1.1%
March 31, 2025	1.6%	1.2%	1.2%
June 30, 2025	1.7%	1.1%	1.0%
September 30, 2025	2.7%	1.7%	1.4%
December 31, 2025	3.4%	3.0%	2.8%

90+ Days Delinquency Rates by Vintage*

Loan Issued Period	Month on Book
	4	6	8	10	12	14	16	18	20	22	24
2022Q1	0.6%	2.0%	3.1%	3.9%	4.5%	4.7%	4.6%	4.6%	4.5%	4.5%	4.4%
2022Q2	0.5%	1.7%	2.9%	3.7%	4.2%	4.4%	4.3%	4.3%	4.2%	4.2%	4.1%
2022Q3	0.5%	2.1%	3.4%	4.2%	4.7%	5.0%	4.9%	4.9%	4.8%	4.7%	4.7%
2022Q4	0.7%	2.5%	3.8%	4.8%	5.5%	5.8%	5.8%	5.7%	5.6%	5.5%	5.4%
2023Q1	0.5%	2.3%	3.9%	5.0%	5.8%	6.1%	6.0%	5.9%	5.8%	5.7%	5.6%
2023Q2	0.6%	2.8%	4.7%	6.1%	6.8%	7.1%	7.0%	6.9%	6.8%	6.7%	6.6%
2023Q3	0.8%	3.5%	5.6%	7.0%	7.7%	7.9%	7.9%	7.7%	7.6%	7.5%	7.5%
2023Q4	0.7%	3.4%	5.6%	6.8%	7.4%	7.6%	7.6%	7.4%	7.3%	7.3%	7.2%
2024Q1	0.6%	3.0%	4.8%	5.9%	6.6%	6.8%	6.8%	6.7%	6.6%	6.7%
2024Q2	0.6%	2.4%	4.0%	5.1%	5.8%	6.1%	6.1%	6.0%	6.1%
2024Q3	0.5%	2.2%	3.7%	4.7%	5.4%	5.8%	5.7%
2024Q4	0.6%	2.2%	3.8%	4.9%	5.9%	6.1%
2025Q1	0.6%	2.3%	4.2%	5.5%
2025Q2	0.8%	3.5%	5.5%
2025Q3	1.0%

*	The 90+ days delinquency rate by vintage refers to the outstanding principal balance of loans facilitated over a specified period that are more than 90 days past due, as a percentage of the total loans facilitated during that same period. Loans originating outside mainland China are excluded from the calculation.